BLACKROCK EXECUTION SERVICES

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BlackRock Execution Services
Statement of Financial Condition
As of December 31, 2019

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 592 4000
Fax: +1 212 592 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of BlackRock Execution Services

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2009.

BlackRock Execution Services
Statement of Financial Condition
December 31, 2019
(Dollar amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	49,685
Commissions receivable		9,220
Deposit with clearing organization		501
Other assets		440
Total assets	$	59,846
Liabilities		
Due to related parties	$	6,612
Accounts payable and accrued liabilities		1,126
Total liabilities		7,738
Stockholder's equity		
Common stock ($0.01 par value - 1,000 shares authorized, one share issued and outstanding)		-
Additional paid-in capital		6,486
Retained earnings		45,622
Total stockholder's equity		52,108
Total liabilities and stockholder's equity	$	59,846

See accompanying notes to statement of financial condition.

1. Organization

BlackRock Execution Services (the "Company") is incorporated in the State of California. The Company is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which is an indirect, wholly owned subsidiary of BlackRock, Inc. (together, with its subsidiaries "BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides agency trading services to its clients.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and an investment in a money market fund. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short-term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
- Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
- Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include nonbinding broker quotes.

The Company's financial assets measured at fair value consist of an investment in a third-party money market fund, which is included in cash and cash equivalents on the statement of financial condition and had a fair market value of $20.9 million at December 31, 2019. At December 31, 2019 and during the year then ended, the Company's investment in the third-party money market fund was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was based on a quoted market price.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred income tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

Significant management judgement is required in assessing and estimating the tax consequences that may be subject to uncertainty. The Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits.

3. Income Taxes

For the year ended December 31, 2019, the Company's operations will be included in the consolidated federal income tax return of BLK. The Company does not file separate state and municipal income tax returns. The Company's state and/or municipal income tax returns will be consolidated with one or more BLK subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BLK providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. These payments and refunds are to be settled with BLK or its wholly owned subsidiaries. As of December 31, 2019, the Company recorded income taxes payable of $1.2 million on the statement of financial condition, which is included in due to related parties.

Deferred income tax assets and liabilities are recorded net on the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred income tax asset at December 31, 2019 was the future tax deduction for state tax expense.

The following tabular reconciliation presents the total amounts of gross unrecognized tax benefits, which are recorded in accounts payable and accrued liabilities on the statement of financial condition:

(Dollar amounts in thousands)	Year ended December 31, 2019
Balance at January 1	$ 712
Additions for tax positions of current year	49
Additions for tax positions of prior year	257
Reductions for tax positions related to prior year	(243)
Balance at December 31	$ 775

Included in the balance of unrecognized tax benefit at December 31, 2019 is $0.6 million of tax benefit that, if recognized, would affect the effective tax rate.

Related to the unrecognized tax benefit noted above, the Company accrued interest and penalties of $0.1 million during 2019 and in total, as of December 31, 2019, had recognized a liability for interest and penalties of $0.3 million.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2009 remain open to U.S. federal, state and local income tax examinations. During 2014, the Internal Revenue Service commenced its federal income tax audit for the tax years 2010 through 2012. During 2019, the Internal Revenue Service commenced its federal income tax audit for the tax years 2013 through 2015. While the examination impact on the Company's statement of financial condition is undetermined, it is not expected to be material. The Company is currently under audit in certain state and local jurisdictions.

As of December 31, 2019, it is reasonably possible that total amounts of unrecognized tax benefits will increase or decrease within the next twelve months due to completion of tax authorities' exams or the expiration of statues of limitations. The Company does not expect the liability for uncertain tax positions to change materially within the next twelve months.

4. Related Party Transactions

Certain wholly owned subsidiaries of BLK provide general and administration services to the Company. At December 31, 2019, the fee due to these wholly owned subsidiaries of BLK was $5.4 million and was included within due to related parties on the statement of financial condition. Due to related parties also includes approximately $1.2 million owed to a wholly owned subsidiary of BLK for the payment of income taxes as discussed in Note 3.

Outstanding amounts related to the above transactions are recorded on a net basis in the statement of financial condition where the legal right and intent to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2019.

6. Deposit with Clearing Organization

At December 31, 2019, the Company maintained a deposit with a clearing broker in the amount of $0.5 million, which is held in cash.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Act, which requires the Company to maintain minimum net capital of the greater of $5 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Act, shall not exceed 15 to 1 after the first year of operations. At December 31, 2019, the Company had net capital of approximately $42.1 million, of which $41.6 million was in excess of its required net capital of $0.5 million. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

8. Subsequent Events

The Company conducted a review for subsequent events through the date this statement of financial condition was issued and determined that no subsequent events had occurred that would require accrual or additional disclosures.